SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)
☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 333-116038

Symmetry Medical Inc. 401(k) Plan
(Full title of the plan and the address of the plan if different from that of the issuer named below)

Symmetry Medical Inc.
3724 N. State Road 15
Warsaw, Indiana 46582
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Required Information

The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).  Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA and are included in this Report.

Contents

Signature
Exhibit Index
Exhibit 23.1 – Consent of Independent Registered Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Board of Directors, Audit Committee and Plan Administrator
Symmetry Medical Inc. 401(k) Plan
Warsaw, Indiana

We have audited the accompanying statements of net assets available for benefits of Symmetry Medical Inc. 401(k) Plan (Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  The Plan's management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Symmetry Medical Inc. 401(k) Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

BKD, LLP

Fort Wayne, Indiana
June 29, 2010

Symmetry Medical Inc. 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008

Assets

Investments	$43,899,733	$33,363,410
Contribution receivables
Participants	54,194	15,251
Symmetry Medical Inc. and subsidiaries	—	155,712

Total contribution receivables	54,194	170,963

Total assets	43,953,927	33,534,373

Liabilities, accrued expenses	14,666	72,856

Net Assets Available for Benefits, At Fair Value	43,939,261	33,461,517

Adjustment from fair value to contract value for interest in collective investment trust fund relating to fully benefit-responsive investment contracts	(5,828)	151,577

Net Assets Available for Benefits	$43,933,433	$33,613,094

See Notes to Financial Statements	2

Symmetry Medical Inc. 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2009 and 2008

	2009	2008

Additions
Investment income (loss)
Net appreciation (depreciation) in fair value of investments	$7,669,519	$(15,435,283)
Interest	325,198	301,947
Dividends	491,632	1,515,015

	8,486,349	(13,618,321)
Contributions
Symmetry Medical Inc. and subsidiaries	1,250,963	1,695,642
Participants and rollovers	4,423,028	4,801,627
Mergers into Plan	—	7,671,533

	5,673,991	14,168,802

Total additions	14,160,340	550,481

Deductions
Benefits paid directly to participants	3,753,778	2,751,688
Administrative expenses	86,223	42,583

Total deductions	3,840,001	2,794,271

Net Increase (Decrease)	10,320,339	(2,243,790)

Net Assets Available for Benefits, Beginning of Year	33,613,094	35,856,884

Net Assets Available for Benefits, End of Year	$43,933,433	$33,613,094

See Notes to Financial Statements	3

Symmetry Medical Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008

Note 1:	Description of the Plan

The following description of the Symmetry Medical Inc. 401(k) Plan (Plan) provides only general information.  Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions which is available from the Plan Administrator.

General

The Plan is a defined-contribution plan which provides retirement benefits for substantially all full-time employees of Symmetry Medical Inc. and certain subsidiaries (Company) who have at least three months of service and are age 21 or older and meet other eligibility requirements as defined by the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may defer and contribute an amount up to 25% of their annual compensation, as defined by the Plan, not to exceed certain dollar limitations that are set by law.  Participants age 50 or older may elect to defer and contribute additional amounts to the Plan up to a maximum that is set by law.  Participants may also make rollover contributions of amounts representing distributions from other qualified defined-benefit or defined-contribution plans.  The Company may contribute a discretionary amount equal to a matching percentage of the participant’s deferred contribution for each payroll period.  Each year, the Company may make discretionary profit-sharing contributions in addition to the matching contribution.  The Company may designate as a qualified nonelective contribution to all or any portion of its profit-sharing contribution.  Participants must meet certain requirements as defined in the Plan to share the discretionary matching and profit-sharing contributions.  These conditions do not apply in the year of a participant’s death, disability or retirement or after normal retirement age.

Additionally, the Plan allows participants to change the amount of their contribution (salary deferral) on a periodic basis and to direct the investment of their funds and contributions on a daily basis.  Currently, a participant may select from several diversified mutual funds offering different investment objectives.  The Plan offers the common stock of the Company as an investment alternative under the Plan.  Participants may not make an election to allocate more than 20% of their deferrals (contributions) nor to reallocate more than 20% of their account balances to the Company’s stock.

During 2009 and 2008, the Company elected to match 50% of a participant’s before-tax contributions up to 8% of eligible wages with a maximum of $4,000.  Effective October 1, 2009, the Company suspended the discretionary match for all participants.  The Company may also, at its discretion, make additional profit-sharing contributions to the Plan in an amount determined by the Company’s Board of Directors.  There were no discretionary profit-sharing contributions in 2009 or 2008.

Symmetry Medical Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. As of December 31, 2009 and 2008, forfeited, nonvested accounts totaled $127,257 and $66,132, respectively.

Participant Loans

Participants may borrow approved amounts from their fund accounts at no less than $1,000 and no greater than (a) 50% of his or her account balance, or (b) $50,000 reduced by the excess, if any, of a participant’s highest outstanding balance of loans during the 12-month period ending on the day before the new loan is made over a participant’s current balance of loans from the Plan and other qualified Plans on the day the new loan is made.  The term of repayment of a loan other than a home loan must not be greater than five years.  The term of repayment of a home loan must not be greater than 15 years.  A loan is secured by the balance in the participant’s vested account and bears interest at a rate commensurate with local prevailing rates as determined by the Plan administrator at the time of the loan.  Principal and interest is paid ratably through payroll deductions.  The maximum number of loans that a participant may have at any one time is two.  Should the participant terminate as an employee of the Company, the balance of the outstanding loan (including any accrued interest) becomes due and the participant’s vested account may be used to pay the balance of the outstanding loans.

Vesting

Participants are immediately vested in their contributions, including rollover contributions, and qualified nonelective contributions plus actual earnings thereon.  Vesting in the Company’s matching and profit-sharing contribution portion of their accounts plus actual earnings thereon is based on years of continuous service as follows:

Years of Service	Percentage Vested and Nonforfeitable
1	25%
2	50
3	75
4	100

Payment of Benefits

Upon termination of service or death, disability or retirement, a participant with a vested account balance exceeding $5,000 will receive a lump-sum distribution equal to the vested value of his or her account or periodic (monthly, quarterly or annual) installments over a period of not more than the participant’s or participant and spouse’s assumed life expectancy.  Separated participants with vested account balances not exceeding $1,000 that have not made an election within 60 days will receive lump-sum distributions as soon as administratively feasible.  The Plan also provides for participant loans as described above and certain hardship withdrawals.  Distributions of benefits are recorded as withdrawals from the Plan and reduction of net assets available for plan benefits in the period paid to the participant.

Symmetry Medical Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a collective trust.  The statements of net assets available for benefits presents the fair value of the investment in the collective trust fund, as well as the adjustment of the investment in the collective trust fund from fair value to contract value relating to the investment contracts.  The statements of changes in net assets available for benefits are prepared on a contract-value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value.  Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of the shares held by the Plan at year-end.  The Plan’s interest in the collective trust fund is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.  The participant loans are valued at their outstanding balances, which approximates fair value.

Symmetry Medical Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008

The investment in Symmetry Medical Inc. common stock has been unitized and is comprised of cash and Symmetry Medical Inc. common stock.  The Plan holds a nominal amount of these units in cash in order to provide liquidity for timely distributions. At December 31, 2009 and 2008, these units are comprised of 28,584 and 25,992 shares of Symmetry Medical Inc. common stock and cash of $8,879 and $10,328, respectively.

Purchases and sales of securities are accounted for on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Administrative Expenses

Administrative, recordkeeping and trustee expenses for the Plan are charged to the Plan.  All other administrative expenses are paid by the Company.  Administrative expenses are recognized when incurred.

Risks and Uncertainties

The Plan provides for various investment options that are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Plan Tax Status

The Plan obtained its latest determination letter on March 3, 2010, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax.

With a few exceptions, the Plan is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2006.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Subsequent Events

Subsequent events have been evaluated through June 29, 2010, which is the date the financial statements were issued.

Symmetry Medical Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008

Note 3:	Investments

The Plan’s investments are held by a bank-administered trust fund.  The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value during 2009 and 2008 as follows:

	2009
	Net Appreciation in Fair Value During Year	Fair Value at End of Year

Mutual funds	$7,085,736	$36,098,860
Symmetry Medical Inc. common stock units	24,809	239,546
Collective investment trust funds	558,974	5,260,832

	7,669,519	41,599,238
Participant loans	—	2,300,495

	$7,669,519	$43,899,733

	2008
	Net Depreciation in Fair Value During Year	Fair Value at End of Year

Mutual funds	$(14,432,811)	$26,589,548
Symmetry Medical Inc. common stock units	(198,047)	217,615
Collective investment trust funds	(804,425)	4,454,015

	(15,435,283)	31,261,178
Participant loans	—	2,102,232

	$(15,435,283)	$33,363,410

Symmetry Medical Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

		December 31
		2009	2008

	Janus Balanced Fund	$2,681,213	$2,331,791
	Janus Twenty Fund	5,901,970	4,320,296
	Artio International Equity Fund	2,897,673	2,216,312
	Mosiac Mid Cap Fund	3,312,200	2,460,623
	Participant Loans	2,300,495	2,102,232
	Wells Fargo Advantage Total Return Bond Fund	3,548,572	2,787,045
	Wells Fargo Advantage Index Fund	2,753,543	2,066,594
**	Wells Fargo Outlook 2020 Fund	2,234,293	1,587,745
	Wells Fargo Collective Russell 2000 Index Fund	2,299,170	1,747,282
	Wells Fargo Collective Stable Return Fund	2,961,662	2,706,733

**  Represents less than 5% of total assets as of December 31, 2008.

Note 4:	Related Party Transactions

Certain Plan investment shares of mutual funds are managed by Wells Fargo Bank, N.A., who is the trustee of the Plan.  Transactions in such investments are considered to be party-in-interest investments.  Fees paid to Wells Fargo Bank and affiliates for administrative, recordkeeping and trustee services were $86,223 and $42,583 for the years ended December 31, 2009 and 2008, respectively.

The Company provides certain accounting, recordkeeping and administrative services for which it receives no compensation.

Note 5:	Employer Profit Sharing

During 2006, the Plan Administrator discovered that employer profit-sharing contributions were only contributed to employees with dates of service greater than one year.  The result was participants employed for more than 90 days, but that had not reached their one-year anniversary, were excluded from employer profit-sharing contributions for the Plan years ending December 31, 2001 through 2005.  The Company had estimated $150,000 was due to the Plan for participants improperly excluded from the contributions.  This amount is included in contributions receivable from Symmetry Medical Inc. and subsidiaries at December 31, 2008.  During 2009, the Company resolved this matter with the Internal Revenue Service and reversed the receivable.  On January 1, 2007, the Plan was amended to change the eligibility for employer profit-sharing contributions to a minimum service requirement of one year.

Symmetry Medical Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008

Note 6:	Plan Amendments

Effective January 1, 2009, the Plan was amended to comply with the Pension Protection Act of 2006, the Worker, Retiree and Employee Recovery Act of 2008 and the Heroes Earnings Assistance and Relief Act of 2008, legislation.  Effective January 1, 2008, the Plan was amended and restated for various purposes including adding an automatic enrollment feature.

Note 7:	Plan Mergers

On April 1, 2008, the Plan merged in the net assets of the Specialty Surgical Instruments 401(k) Retirement Plan of $4,181,185.  On May 1, 2008, the Plan merged in the net assets of the TNCO Employee 401(k) Plan of $3,490,348.

Note 8:	Disclosures About Fair Value of Assets and Liabilities

Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statement of financial position, as well as the general classification of such assets pursuant to the valuation hierarchy.  The Plan has no liabilities measured on a recurring basis.  Additionally, the Plan has no assets or liabilities measured at fair value on a nonrecurring basis.

Investments

Where quoted market prices are available in an active market, investments are classified within Level 1 of the valuation hierarchy.  Level 1 investments consists of interests in mutual funds.  If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.  The Plan’s Level 2 investments consist of collective investment trust funds and Company common stock units.  The collective investment trust funds are valued based on information reported by the investment advisor using the audited financial statements of the collective trust.  The Company common stock units are valued based upon the closing price reported of the underlying stock and money market funds on the active market on which they are traded.

Symmetry Medical Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008

In certain cases where Level 1 or Level 2 inputs are not available, investments are classified within Level 3 of the hierarchy and consist of participant loans that are valued at amortized cost, which approximates fair value.

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2009 and 2008:

	2009
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual funds
Balanced funds	$18,407,013	$18,407,013	$—	$—
Growth funds	10,944,097	10,944,097	—	—
Fixed income funds	3,850,077	3,850,077	—	—
International funds	2,897,673	2,897,673	—	—

Common stock units
Healthcare	239,546	—	239,546	—

Collective investment trust funds
Index funds	2,299,170	—	2,299,170	—
Fixed income funds	2,961,662	—	2,961,662	—

Participant loans	2,300,495	—	—	2,300,495

	$43,899,733	$36,098,860	$5,500,378	$2,300,495

Symmetry Medical Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008

	2008
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual funds
Balanced funds	$13,353,405	$13,353,405	$—	$—
Growth funds	8,064,086	8,064,086	—	—
Fixed income funds	2,955,745	2,955,745	—	—
International funds	2,216,312	2,216,312	—	—

Common stock units
Healthcare	217,615	—	217,615	—

Collective investment trust funds
Index funds	1,747,282	—	1,747,282	—
Fixed income funds	2,706,733	—	2,706,733	—

Participant loans	2,102,232	—	—	2,102,232

	$33,363,410	$26,589,548	$4,671,630	$2,102,232

The following sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009 and 2008:

Participant Loans

Balance, January 1, 2008	$1,912,253
Loan issuances, repayments and settlements	189,979

Balance, December 31, 2008	2,102,232
Loan issuances, repayments and settlements	198,263

Balance, December 31, 2009	$2,300,495

Symmetry Medical Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008

Note 9:	Current Economic Conditions

The current economic decline continues to present employee benefit plans with difficult circumstances and challenges, which in some cases have resulted in large and unanticipated declines in the fair value of investments.  The financial statements have been prepared using values and information currently available to the Plan.

Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

Note 10:	Reconciliation of Financial Statement to Form 5500

Differences between the Annual Return/Report of Employee Benefit Plan (Form 5500) filed with the Internal Revenue Service and the accompanying financial statements include reporting the fair value of the collective investment funds at fair value in Form 5500 and recording the fund at fair value with an adjustment to contract value in the accompanying statements of net assets available for benefits as prescribed by the FSP.  The statement of changes in net assets available for benefits included in the Plan’s Form 5500 filing also excludes the impact of adjustment from fair value to contract value for the common collective fund.

Note 11:	Reportable Transaction

Defined-contribution plans are required to remit employee contributions to the Plan as soon as they can be reasonably segregated from the employer’s general assets, but no later than the 15th business day of the month following the month in which the participant contributions are withheld by the employer.  During 2009, the Plan filed for voluntary compliance with the Internal Revenue Service under the Voluntary Fiduciary Correction Program (VFCP) for late remittance of employee contributions due to a change in payroll service providers.  Contributions in the amount of $120,926 were not remitted within the required time period for the year ended December 31, 2009.  Lost earnings on such late remittances were $87.

Supplementary Information

Symmetry Medical Inc. 401(k) Plan
EIN 35-1996126  PN 001
Schedule H, Line 4a— Schedule of Delinquent Participant Contributions
December 31, 2009

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

$120,926	$—	$—	$—	$120,926

Symmetry Medical Inc. 401(k) Plan
EIN 35-1996126  PN 001
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2009

	Identity of Issuer	Description of Investment	Current Value

	Mutual Funds
	American Funds New Perspective Fund	84,286 shares	$2,141,707
	Janus Balanced Fund	109,259 shares	2,681,213
	Janus Twenty Fund	95,827 shares	5,901,970
	Artio International Equity Fund	105,102 shares	2,897,673
	Mosaic Mid Cap Fund	346,827 shares	3,312,200
*	Wells Fargo Advantage Total Return Bond Fund	280,520 shares	3,548,572
*	Wells Fargo Diversified Equity Fund	83,041 shares	2,011,248
*	Wells Fargo Growth Equity Fund	155,709 shares	1,729,927
*	Wells Fargo Advantage Index Fund	67,771 shares	2,753,543
*	Wells Fargo Advantage Large Cap Fund	256,322 shares	1,853,209
*	Wells Fargo Outlook Today Fund	29,852 shares	301,505
*	Wells Fargo Outlook 2010 Fund	53,425 shares	644,302
*	Wells Fargo Outlook 2020 Fund	176,345 shares	2,234,293
*	Wells Fargo Outlook 2030 Fund	156,149 shares	2,004,953
*	Wells Fargo Outlook 2040 Fund	120,705 shares	1,680,211
*	Wells Fargo Outlook 2050 Fund	49,306 shares	402,334

			36,098,860

	Common Stock Units
*	Symmetry Medical Inc.	52,466 units	239,546

	Collective Investment Trust Funds
*	Wells Fargo Collective Russell 2000 Index Fund	154,410 shares	2,299,170
*	Wells Fargo Collective Stable Return Fund	66,330 shares	2,961,662

			5,260,832
	Participant Loans	Various loans with interest rates varying from 3.0% to 10.5% due through August 23, 2033.	2,300,495

			$43,899,733
*	Party-in-Interest

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SYMMETRY MEDICAL INC. 401(k) PLAN

Date: June 29, 2010	By:	/s/ RONDA L. HARRIS
Ronda L. Harris
Chief Accounting Officer